EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$78,897	$70,250	$40,275	$42,187	$35,691
Add: Fixed charges, net	70,422	80,746	99,027	112,434	112,254
Income before income taxes and fixed charges, net	149,319	150,996	139,302	154,621	147,945
Fixed charges
Interest expense	$69,714	79,413	97,685	111,302	111,147
Estimate of interest (1/3) within rental expense	708	656	787	652	598
Interest on unrecognized tax benefits	-	677	555	480	509
Total fixed charges	70,422	80,746	99,027	112,434	112,254
Ratio of Earnings to Fixed Charges	2.12	1.87	1.41	1.38	1.32

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	$78,897	$70,250	$40,275	$42,187	$35,691
Add: Fixed charges, net	44,291	31,324	56,235	52,456	36,493
Income before income taxes and fixed charges, net	123,188	101,574	96,510	94,643	72,184
Fixed charges
Interest expense (excluding deposits)	43,583	29,991	54,893	51,324	35,386
Estimate of interest (1/3) within rental expense	708	656	787	652	598
Interest on unrecognized tax benefits	-	677	555	480	509
Total fixed charges	44,291	31,324	56,235	52,456	36,493
Ratio of Earnings to Fixed Charges	2.78	3.24	1.72	1.80	1.98